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                          [Ropes & Gray LLP Letterhead]

                                October 15, 2007


VIA ELECTRONIC FILING

Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549


         RE:  WisdomTree Trust ("Trust")
              Files Nos. 333-132380 and 811-21864

              WisdomTree Emerging Markets SmallCap Dividend Fund and WisdomTree Israel Total Dividend Fund (each a "Fund" or collectively the "Funds")

Dear Mr. Sandoe:

         This letter responds to comments received from the staff of the Securities and Exchange Commission (the "Commission") on October 3, 2007 regarding the Trust's registration statement on Form N-1A, which was filed with the Commission on August 6, 2007 (the "Registration Statement"). For your convenience we have restated each comment below followed by the Trust's response. Defined terms have the same meanings as used by the Trust in its Registration Statement.

         We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the staff's comments, and resolve any matters raised.

1.       Comment: (Prospectus/ Primary Investment Strategies)

Please modify WisdomTree Emerging Markets SmallCap Dividend Fund's "Primary Investment Strategies" disclosure to reflect the Fund's investments in smallcap securities as suggested by the Fund's name.

         Response: As previously discussed, Registrant notes the following disclosure on page two of the Fund's prospectus under the caption "Principal Investment Strategies": Each Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name.

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         In the future, if the Index methodology did not result in a selection of companies deemed to comply with the criteria required to satisfy the Fund's "Primary Investment Strategies," the Index Administrator, a senior employee of WisdomTree Investments, Inc., in accordance with the Index methodology, would change the Index construction rules to achieve the desired result.

2.       Comment: (Prospectus/Shareholder Fees and Expenses)

Please include each Fund's "Creation Unit Transaction Fees" in the "Shareholder Fees and Expenses" section.

         Response: Registrant respectfully declines to include each Fund's "Creation Unit Transaction Fees" in the "Shareholder Fees and Expenses" section. The Registrant notes that it is current and longstanding industry practice for ETFs to only disclose those fees borne by retail investors in the "Shareholder Fees and Expenses" section. "Creation Unit Transaction Fees" are only paid for by the specific authorized participant purchasing or redeeming a specified amount of creation units. Neither the Fund nor any other investor bears the cost of these transaction fees.

         Registrant notes that each Fund currently provides the respective "Creation Unit Transaction Fees" applicable to creations and redemptions by authorized participants immediately below each Fund's "Shareholder Fees and Expenses."

3.       Comment: (Prospectus/Principal Investment Strategies)

Please explain how securities in the WisdomTree Israel Dividend Index provide WisdomTree Israel Total Dividend Fund economic exposure to Israeli securities.

         Response:

         In response to the staff's comment, Registrant has revised the referenced disclosure to state that the WisdomTree Israel Total Dividend Index "measures the performance of dividend paying companies that are incorporated in and have their shares listed on a major stock exchange in Israel."

4.       Comment: (SAI/ Investment Limitations)

Please confirm that all of the Funds' fundamental limitations will be included in the Registration Statement to be declared effective by the Commission.

         Response: Registrant confirms that the fundamental limitations will be included in the Registration Statement to be declared effective by the Commission.

5.       Comment: (SAI/ Portfolio Managers)

Please revise the "Portfolio Managers" disclosure to more clearly differentiate each of the Funds' Portfolio Manager's experience and professional background.

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         Response:  The requested change has been made.

6.       Comment: (SAI/ Portfolio Managers)

         Please clarify the disclosure in the "Portfolio Managers" section to reflect that no member of the "Portfolio Management Team" manages assets professionally outside of the Team.

         Response:  The requested change has been made.

                                    * * * * *

         If you have any further comments or questions regarding this response, please contact A. Michael Primo at (212) 596-9337 or Robert J. Borzone, Jr. at
(212) 596-9017. Thank you for your attention to this matter.




                                             Very truly,

                                             /s/ A. Michael Primo
                                             A. Michael Primo